Sterling Consolidated Corp.

1105 Green Grove Road

Neptune, New Jersey 07753

Tel.: 732-918-8004

February 5, 2013

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sterling Consolidated Corp.
File No. 333-183246

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-183246, to 4:00 P.M. on Thursday, February 7, 2013 or as soon as practicable thereafter.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STERLING CONSOLIDATED CORP.

By:   /s/ Darren DeRosa

Darren DeRosa

Chief Executive Officer